SCHLUETER & ASSOCIATES, P.C.

5655 SOUTH YOSEMITE STREET, SUITE 350

GREENWOOD VILLAGE, CO 80111

TELEPHONE: +1-303-292-3883

FACSIMILE: +1-303-648-5663

Email: hfs@schlueterintl.com

December 21, 2022

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kate Beukenkamp

Re:	Roma Green Finance Ltd Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted November 18, 2022 CIK No. 0001945240

Dear Ms. Beukenkamp,

Please accept this letter as the response of Roma Green Finance Ltd (“Registrant” or “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 2 to Draft Registration Statement on Form F-1 confidentially submitted to the Commission on November 18, 2022 (the “Registration Statement”). The Company is concurrently confidentially submitting with the Commission Amendment No. 3 to the Draft Registration Statement (the “Revised Registration Statement”), which includes changes in response to the Staff’s comments.

For your convenience, the comments have been reproduced below, followed by the Registrant’s response.

Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted October 14, 2022

Explanatory Note, page i

1. We note the use of a public offering prospectus and a resale prospectus. Please revise the cover page of the resale prospectus to include the information from the cover page of the public offering prospectus, including the disclosure related to your organizational structure, risks related to your operations in Hong Kong, how you will refer to the holding company and subsidiaries and how cash is transferred in your organization.

Response:

The Registrant has revised its disclosure on the Explanatory Note and the cover page of the resale prospectus in response to this comment.

2. Please revise your explanatory note to define “Pre-IPO Investors” and revise your disclosure, as necessary, to consistently use this term when referencing the relevant offering and shareholders.

Response:

The Registrant has defined “Pre-IPO Investors” in the explanatory note and has revised its disclosures accordingly.

U.S. Securities and Exchange Commission
December 21, 2022

3. We note your response to comment 4, including revisions to the cover page and reissue in part. Please revise this section to provide a cross-reference to the consolidated financial statements.

Response:

The Registrant has revised its disclosure on the cover pages to include a cross-reference to the consolidated financial statements.

4. We note your response to comment 5, including providing a cross-reference to the section of prospectus titled “Dividends and Dividend [sic] Policy” and reissue. Please revise the Prospectus Summary to state that you have no cash management policies or procedures and revise your cover page to provide a cross-reference to this discussion found in the Prospectus Summary.

Response:

The Registrant has revised the disclosure to provide that the Registrant has no cash management policies or procedures. The Registrant has included a cross-reference to this discussion found in the Prospectus Summary.

Prospectus Summary

Recent Regulatory Development in the PRC, page 16

5. We note your response to comment 9 and reissue in part. Please revise to disclose each permission or approval that you or your subsidiaries are required to obtain from PRC and Hong Kong authorities to operate your business. Please separately indicate whether you are covered by permissions requirements from the CSRC, CAC or any other governmental agency to offer the securities being registered in this registration statement to foreign investors. Your current disclosure speaks only to potential future permissions or approvals. Please also revise your disclosure here to clearly state that you may inadvertently conclude that such permissions or approvals from the PRC or Hong Kong authorities are not required, or that applicable laws, regulations or interpretations may change such that you may be required to obtain such permissions or approvals in the future.

Response:

The Registrant has revised its disclosure in this section to include the following statements:

“ We have obtained our business registration certificate Business Registration Office of the Inland Revenue Department in Hong Kong. Because we do not conduct operating activities in the PRC, we do not believe that the Operating Subsidiaries require any permission or approval from any PRC authorities to conduct their respective operations.”

“Because we do not conduct operating activities in the PRC, as of the date of this Prospectus, we do not believe that we are required to seek approval from the CSRC, CAC or any other governmental agency to offer the Ordinary Shares for sale in the offering herein. In the event that we inadvertently conclude that such permissions or approvals from the PRC or Hong Kong authorities are not required, or in the event that applicable laws, regulations or interpretations change, we may be required to obtain such permissions or approvals in the future. Further, if we are required to obtain approval in the future and are denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to list on a U.S. exchange, which would materially affect the interest of our investors. Further, if we were required to obtain additional approvals to conduct our Operating Subsidiaries operations and if we failed to receive or maintain such permissions or if the required approvals are denied, our Operating Subsidiaries may be required to cease their business operations until such permissions or approvals are obtained and may, if they continue to operate without such permissions or approvals, become subject to fines and other penalties which may have a material adverse effect on our Operating Subsidiaries’ business, operations and financial condition and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.”

Risk Factors

Risk Related to Our Securities and This Offering

Our Pre-IPO Investors have purchased their shares at a price less than..., page 32

6. Please revise this risk factor to state clearly that the resale by certain selling shareholders may cause the market price for your ordinary shares to decline. We note that you currently state that the trading price may be “impacted” to the detriment of participants in this offering.

Response:

The Registrant has included additional disclosure in this risk factor on page 32 as follows:

“The sale of a significant amount of the Ordinary Shares by the Pre-IPO Investors in the open market, or the perception that these sales may occur, could cause the trading price of our Ordinary Shares to decline or become highly volatile.”

General

7. Where you discuss the Statement of Protocol Agreement between the PCAOB and the China Securities Regulatory Commission and the Ministry of Finance, please also disclose that the PCAOB will be required to reassess its determinations by the end of 2022.

Response:

The Registrant has revised its disclosure in the Revised Registration Statement on page 27 in response to this comment based upon the PCAOB’s statement dated December 15, 2022 as follows:

“On December 15, 2022, the PCAOB announced that it has completed a test inspection of two selected auditing firms in mainland China and Hong Kong and has voted to vacate its previous Determination Report, which concluded in December 2021 that the PCAOB could not inspect or investigate completely registered public accounting firms based in mainland China or Hong Kong. However, if in the future the PCAOB is prohibited from conducting complete inspections and investigations of PCAOB-registered public accounting firms in mainland China and Hong Kong, then the companies audited by those registered public accounting firms could be subject to a trading prohibition on U.S. markets pursuant to the Holding Foreign Companies Accountable Act.”

U.S. Securities and Exchange Commission
December 21, 2022

8. We note that the Resale Prospectus cover page includes a placeholder for a fixed price and indicates that the shareholders will sell their shares at the IPO price, and they will sell at market prices or privately negotiated prices after the IPO. However, we also note the disclosure stating that no sales of the shares covered by the prospectus will occur until the shares begin trading on Nasdaq. Please clarify whether resales will be permitted prior to completion of the IPO and the Nasdaq listing. If so, confirm that you will specify prior to effectiveness the fixed price at which, or price range within which, selling shareholders will sell their shares and revise the Resale Prospectus cover page as applicable. Refer to Item 501(b)(3) of Regulation S-K. In the alternative, please confirm that the selling stockholders will not make any sales until the shares are listed on a national securities exchange, and revise the Resale Prospectus cover page to remove the reference to a fixed price. Please also revise the Resale Prospectus cover page to state that the offering is contingent on approval of the Nasdaq listing, to the extent accurate.

Response:

The Registrant has included additional disclosure in the Resale Prospectus as follows:

“No resale of the Ordinary Shares by the Pre-IPO Investors will occur until the Ordinary Shares begin trading on the Nasdaq and the offering of Ordinary Shares pursuant to this Prospectus is contingent upon listing on the Nasdaq or another national securities exchange.”

The Company respectfully requests the Staff’s assistance in completing its review of the Revised Registration Statement as soon as possible. If you have any questions regarding the foregoing or desire further information or clarification, please do not hesitate to contact the undersigned at (303) 868-3382.

Thank you for your review.

Very truly yours,

/s/ Henry F. Schlueter

Henry F. Schlueter

cc: Roma Green Finance Ltd